Exhibit (a)(3)
Converium Holding Ltd.
Dammstrasse 19
P.O. Box
6300 Zug
Switzerland
Phone +41 44 639 9393
www.converium.com
BY FAX AND E-MAIL
Mr Denis Kessler
Chairman and Chief Executive Officer
SCOR
1 Avenue du Général de Gaulle
92074 Paris La Défense Cedex
France
Date 27 February 2007
Dear Denis
We acknowledge receipt of your letter dated 26 February 2007, in which you reiterate your belief that the proposed combination of our two Groups would be beneficial and in the best interests of both our shareholders and other stakeholders. You further state that Converium has been unresponsive to your requests for discussions. However, we never had the intention to refuse further discussions of the subject matter.
We have reviewed the pre-announcement made by SCOR yesterday and view that this offer does not materially deviate from the prior proposal. We continue to view this offer not to be in the interest of our shareholders and other stakeholders.
Converium will release its 2006 year end financials on Wednesday, 28 February 2007, and we believe it is important for SCOR to have an opportunity to consider Converium’s discussion of its results as well as the presentation of our medium-term strategic plan and the steps towards achieving the sustainable return on equity target of 14% by 2009. We view these to be essential elements in considering the question of any strategic fit of the two Groups, prior to any discussions. For the same reasons, we also have decided not to follow up on your proposal regarding any key positions for the Members of the Global Executive Committee in any combined Group.
We will, of course, consider your offer for a future meeting and shall revert to you.
Yours sincerely
/s/ Markus Dennler
Markus Dennler
Chairman of the Board of Directors
Converium Holding Ltd
cc: Ms Inga Beale, Chief Executive Officer, Converium